FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda to Host Wave 1 Pipeline Market Opportunity Conference Call Part 2
99.1	Wave 1 Pipeline Market Opportunity Call (Part 2)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: April 6, 2021	By:	/s/ Christopher O'Reilly
Christopher O'Reilly Global Head of Investor Relations

Takeda Information

Takeda to Host Wave 1 Pipeline Market Opportunity Conference Call Part 2

Osaka, JAPAN, April 6, 2021 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) will host its Wave 1 Pipeline Market Opportunity Conference Call Part 2 from 8:00 a.m. to 10:30 a.m. on April 6, 2021, EDT (9:00 p.m. to 11:30 p.m. on April 6, 2021, JST). In this call, Takeda will present a deep dive into select New Molecular Entities (NMEs) in its Wave 1 pipeline portfolio including disease conditions, mechanisms of action, and their financial implications. The presentation is now available as attached.

A webcast of the conference call is available on the IR Events page at https://www.takeda.com/investors/ir-events/.

Media Contacts:		Investor Relations:
Japanese Media Kazumi Kobayashi kazumi.kobayashi@takeda.com +81 (0) 3-3278-2095	Media outside Japan Holly Campbell holly.campbell@takeda.com +1 (617) 588-9013	Christopher O’Reilly takeda.ir.contact@takeda.com +81 (0) 3-3278-2306
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